Mail Stop 3561

					January 13, 2006

Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
3400 S.W. 26th Terrace, #A-1
Dania, FL  33312

      Re:	Alec Bradley Cigar Corporation
		Amendment No. 3 to Schedule 14C
      Filed January 5, 2006
		File No. 0-32137

Dear Mr. Rubin:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis, page 51

1. The discussion of the Provision (Benefit) for Income Taxes for the nine months ended September 30, 2005 appears to have a wrong number as the 2004 income tax expense before the change in the valuation allowance. It is noted that the provision exceeds pre tax income for the nine months ended September 30, 2004. Please revise or advise.



2. The second sentence of the Provision (Benefit) for Income Taxes on pages 52 and 53 states a number for the income tax provision. It is noted that this is the amount before the change in the valuation allowance; however, it is not identified as such. Please revise to disclose the fact that the amount is what income tax expense was prior to the change in the valuation allowance.

Financial Statements of Online Vacation Centers - September 30,
2005

Note 9 - Income Taxes

3. It appears that you have only provided the reconciliation of the expected provision for income taxes for the three months ended
September 30, 2005. Please revise to also present the nine month year-to-date reconciliation.


*********

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Robert Burnett, Staff Accountant, at (202)
551-
3330 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-
3202
if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Beth Lentini, Attorney-Advisor, at (202) 551-3334, Peggy Kim, Senior Attorney, at (202) 551-
3411, or me at (202) 551-3720 with any other questions.


								Sincerely,



								H. Christopher Owings
								Assistant Director


Cc:	Brian Pearlman, Esq.
	Adorno & Yoss
	Fax: (954) 766-7800

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Alan Rubin, Principal Executive Officer
Alec Bradley Cigar Corporation
January 13, 2006
Page 1